UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A
                                (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 13)(1)

                     AIR & WATER TECHNOLOGIES CORPORATION
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.001 PAR VALUE

               SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                                $.01 PAR VALUE
                       (Title of Class of Securities)

                                   009058108
                                (CUSIP Number)

                            Martha E. McGarry, Esq
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York  10022
                                (212) 735-3000
               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 24, 1997
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following box (  ).

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        ------------------------
          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment which would alter disclosures provided in a prior cover page.
               The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act" (however, see the Notes).


                                 SCHEDULE 13D

          CUSIP No. 009058108
          -------------------------------------------------------------------
          (1)  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Compagnie Generale des Eaux
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          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP:

                                                                     (a)(x)
                                                                     (b)( )
          -------------------------------------------------------------------
          (3)  SEC USE ONLY

          -------------------------------------------------------------------
          (4)  SOURCE OF FUNDS*

                            OO
          -------------------------------------------------------------------
          (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                      (  )

          -------------------------------------------------------------------
          (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    France
          -------------------------------------------------------------------
                                           (7)  SOLE VOTING POWER
                                                 Common Stock: 13,609,975
                                                 Series A Preferred
                                                 Stock: 1,200,000
                                                 (See Item 5)
                      NUMBER OF            ----------------------------------
                       SHARES              (8)  SHARED VOTING POWER
                    BENEFICIALLY                     None
                      OWNED BY             ----------------------------------
                        EACH               (9)  SOLE DISPOSITIVE POWER
                      REPORTING                 Common Stock: 13,609,975
                       PERSON                   Series A Preferred
                        WITH                    Stock: 1,200,000
                                                (See Item 5)
                                           ----------------------------------
                                           (10) SHARED DISPOSITIVE POWER
                                                     None
          -------------------------------------------------------------------
          (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      Common Stock: 13,609,975
                      Series A Preferred Stock: 1,200,000 (See Item 5)
          -------------------------------------------------------------------
          (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                          (  )
          -------------------------------------------------------------------
          (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    50.000945%
          -------------------------------------------------------------------
          (14) TYPE OF REPORTING PERSON
                    CO
          -------------------------------------------------------------------


                    Compagnie Generale des Eaux ("CGE") hereby amends and supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D") with respect to its ownership of shares of Class A Common Stock, $.001 par value and 5 1/2% Series A Exchangeable Preferred Stock, $.01 par value, of Air & Water Technologies Corporation, a Delaware corporation. Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

                    The Schedule 13D is hereby amended as follows:

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION.

                    The response set forth in Item 3 of the
          Schedule 13D is hereby amended and supplemented to incorporate by reference the Recapitalization Agreement, dated of September 24, 1997, among AWT, CGE and Anjou (the "Recapitalization Agreement") which is attached hereto as Exhibit 99.4 and the joint press release of AWT and CGE issued on September 24, 1997 as supplemented by the press release of AWT issued on September 25, 1997, attached hereto as Exhibits 99.5 and 99.6, respectively. The terms of the transactions described in the press releases are qualified in their entirety by reference to the Recapitalization Agreement.

          ITEM 4.   PURPOSE OF TRANSACTION.

                    The response set forth in Item 4(a) of the
          Schedule 13D is hereby amended and supplemented by adding the following information:

                    On September 24, 1997, AWT, CGE and Anjou
               entered into the Recapitalization Agreement. A copy of the Recapitalization Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference. On September 24, 1997, the Company and CGE issued a joint press release concerning the execution of the Recapitalization Agreement (the "September 24 Release"), a copy of which is attached hereto as Exhibit 99.5 and incorporated herein by reference. In addition, on September 25, 1997 (the "September 25 Release"), AWT issued a press release clarifying certain statements made in the September 24 Release, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference. The terms of the transactions contemplated described in the press releases are qualified in their entirety by reference to the Recapitalization Agreement.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a)   The response set forth in Items 5(a) and
          (b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

                    The information contained in the
               Recapitalization Agreement, the September 24
               Release and the September 25 Release, which are attached hereto as Exhibits 99.4, 99.5 and 99.6, respectively, is incorporated herein by reference. In addition, the information added to supplement the response to Item 5(c) below is incorporated herein by reference.

                    (c)  The response set forth in Item 5(c) of the
          Schedule 13D is hereby amended and supplemented by adding the following information:

                    On August 15, 1997, CGE acquired 1,000
               shares of Class A Common Stock in a privately negotiated transaction at a cash purchase price of $3.625 per share for an aggregate purchase price of $3,625. CGE indirectly beneficially owns these shares through Anjou.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF
                    THE ISSUER.

                    The information added to supplement the
          response to Item 4 above is hereby incorporated by reference herein.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    The response set forth in Item 7 is hereby amended and supplemented to add the following information:

          Exhibit Number Title

               99.4      Recapitalization Agreement dated as of
                         September 24, 1997 among AWT, CGE and
                         Anjou.

               99.5      Joint press release of AWT and CGE dated
                         September 24, 1997.

               99.6      Press release of AWT dated September 25,
                         1997.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   COMPAGNIE GENERALE DES EAUX

                                   By:   /s/ Guillaume Hannezo
                                         ---------------------------
                                         Name:  Guillaume Hannezo
                                         Title:   Chief Financial Officer

          Date:  September 26, 1997


                                 EXHIBIT INDEX

          EXHIBIT NO.                   DESCRIPTION                    PAGE
                                                                        NO.

               99.4      Recapitalization Agreement, dated as of
                         September 24, 1997, among AWT, CGE and
                         Anjou.

               99.5      Joint press release of AWT and CGE dated
                         September 24, 1997.

               99.6      Press release of AWT dated September 25,
                         1997.